FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For September 16, 2011

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒          Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Item5. Other Events

On September 16, 2011, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Proposals presented to the shareholders at that meeting were the following:

Proposal 1.    The election of the following seven persons to the Company’s Board of Directors: T.C. Leung; Jerry Wong; Alex Sham; Y.K. Liang; Ka Chong Cheang; Xu Hong Wang and Li Da Weng.

Proposal 2.    Adjourn the annual meeting if the Company’s management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 6,398,374 shares, representing approximately 55.84% of the Company’s issued and outstanding 11,458,174 shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1. Election of Directors:

			Approximate
			Percentages of
			For Votes
			of All Issued
			&
	Votes	Withhold	Outstanding
	For	Authority	Shares
T.C. Leung	6,378,183	20,191	55.66
Jerry Wong	6,378,083	20,191	55.66
Alex Sham	6,379,083	19,291	55.67
Y.K. Liang	6,379,083	19,291	55.67
Ka Chong Cheang	6,379,083	19,291	55.67
Xu Hong Wang	6,379,083	19,291	55.67
Li Da Weng	6,379,083	19,291	55.67

Proposal Number 2. Adjourn Meeting (if necessary):

			Approximate
			Percentage of
			For Votes
			of All
Votes	Votes	Votes	Outstanding
For	Against	Abstaining	Shares
6,357,001	37,652	3,721	55.48

As a result, all seven of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROTECH HOLDINGS COMPANY LIMITED

	By:	/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

September 19, 2011